UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2011

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

Publicly held company

CNPJ No. 02.429.144/0001-93 - NIRE 353.001.861-33

MARKET ANNOUNCEMENT

CPFL Energia S.A. ("CPFL Energia" or the "Company")  hereby informs its shareholders and the market that on August 9, 2011, Bonaire Participações S.A. ("Bonaire"), one of the shareholders in the Company's controlling shareholder bloc, issued a Notice to Shareholders in which it reported the effective reduction of its share capital, through restitution to its affiliate Energia São Paulo Fundo de Investimento em Participações ("Energia SP FIP" or "Fund")  of 102,756,048 (one hundred and two million, seven hundred fifty-six thousand and forty-eight) shares of CPFL Energia, as a result of which the Fund thereby becomes a CPFL Energia shareholder ("the Operation").

For the understanding of shareholders and the market regarding the stages of this operation, we are hereby transcribing the two Notices to Shareholders disclosed by Bonaire on August 9 and June 7, 2011:

Notice to Shareholders of August 9, 2011:

"BONAIRE PARTICIPAÇÕES S.A. (Bovespa: BNPA3B) ("Company"), in addition to the Notice to Shareholders issued on June 7, 2011, hereby informs its shareholders the following: On August 8, 2011 the 60-day period provided for in art. 174 of Law 6.404/76 expired for creditors to express opposition in relation to the capital reduction approved in the Extraordinary Shareholders Meeting of the Company held on June 7, 2011 ("AGE") in the amount of R$ 692,575,763.52 (six hundred and ninety-two million, five hundred seventy-five thousand, seven hundred sixty-three reais and fifty-two cents) ("Reduction"). Since there was no manifestation on the part of creditors against the Reduction, the Company hereby reports that said reduction became effective and that the minutes of the AGE were sent to be registered at the São Paulo Board of Trade. According to the minutes of the AGE, the Reduction would be carried out by restitution to the Energia São Paulo Fundo de Investimento em Participações shareholder ("Fund") of 51,378,024 (fifty one million, three hundred seventy-eight thousand and twenty-four) shares of CPFL Energia S.A., a publicly held company, headquartered in the City of São Paulo, State of São Paulo, at Rua Gomes de Carvalho, No. 1510, 14th floor, suite 1402, CNPJ/MF under No. 02.429.144/0001-93, with its articles of incorporation duly filed with the São Paulo Board of Trade of the State under NIRE 35.300.186.133 ("CPFL"), held by the Company. However, on April 28, 2011, a General and Extraordinary Shareholders Meeting ("AEGM") was held by CPFL, which approved a proposed reverse stock split of all common shares of CPFL in the proportion of 10 (ten) to 1 (one) shares, with a simultaneous split of each share after the reverse split at a ratio of 1 (one) to 20 (twenty) shares, so that then 481,137,130 (four hundred eighty-one million, one hundred and thirty-seven thousand, one hundred and thirty) shares representing the entire share capital of CPFL became 962,274,260 (nine hundred sixty-two million two hundred seventy-four thousand, two hundred and sixty) shares ("Reverse Split and Split"). Under the Notice to Shareholders issued by CPFL on July 21, 2011, the reverse split and split became effective on June 28, 2011, a later date therefore to the Company's AGE. In view of the aforementioned, the Company is clarifying that restitution to the Fund due to the reduction approved by the Company's AGE, which before was to occur through the delivery of 51,378,024 (fifty one million, three hundred seventy-eight thousand and twenty and four) CPFL shares, will now involve the delivery of 102,756,048 (one hundred and two million, seven hundred fifty-six thousand and forty-eight) CPFL shares. The shareholding position of record for the Company as at August 12, 2011 shall be considered for the purposes of restitution of the capital stock. The shares were "ex-reduction" on August 15, 2011."

Notice to Shareholders of June 7, 2011:

"BONAIRE PARTICIPAÇÕES S.A. (Bovespa: BNPA3B) ("Company") hereby informs its shareholders and the market of the following: On this date, the Company's Extraordinary Shareholders Meeting ("AGE") approved the following matters: (i) reduction of the Company's share capital by R$ 692,575,763.52 (six hundred ninety-two million, five hundred seventy-five thousand, seven hundred sixty-three reais and fifty-two centavos) without cancellation of shares, increasing the share capital from R$ 694,575,765.24 (six hundred ninety-four million, five hundred seventy-five thousand, seven hundred sixty-five reais and twenty four centavos) to R$ 2,000,001.72 (two million and one reais, seventy-two centavos) through restitution to shareholders of 51,378,024 (fifty one million, three hundred seventy-eight thousand and twenty-four) common shares issued by CPFL Energia S.A. ("CPFL") linked to the CPFL Shareholders Agreement signed on March 22, 2002 between VBC Energia S.A., 521 Participações S.A. and the Company, as amended (the "Shares"), with the consequent amendment of Article 5 of the Company's Bylaws to reflect the aforementioned capital reduction, and (ii) consolidation of the Company's Bylaws. In order to determine the calculation for the number of shares to be returned to shareholders as a result of capital reduction described above, Management used the book value of such assets using April 30, 2011 as the base date, pursuant to Article 22 of Law No. 9.249/95. Thus, the Company's shareholders shall receive 0.90985362 share issued by CPFL for each share issued by the Company. The Company shall observe the period of 60 days provided for in art. 174 of Law 6.404/76, from the date of publication of the Minutes of the AGE, before the reduction becomes effective. The deadline for opposition on the part of creditors shall begin on June 8, 2011 and end on August 8, 2011. As soon as the aforementioned reduction of capital becomes effective, the Company shall inform the market regarding the date as of which the Shares shall be restituted to the shareholders and the date of commencement of trading the Company's shares "ex-capital reduction." The shareholder base to be considered for purposes of receipt of this reduction of capital is the share base of the date of the AGE that approved the capital reduction, i.e. June 7, 2011. "

We are emphasizing that, pursuant to Clause 8.3 of the Bovespa's Novo Mercado Listing Rules, the Fund signed a Controlling Shareholders Statement of Consent. In addition, of the 102,756,048 shares held by the Fund, 90,484,600 (ninety million, four hundred eighty-four thousand and six hundred) shares are linked to the CPFL Energia Shareholders Agreement. Thus, in accordance with the terms of item No. 11.10 of this Agreement, Bonaire and Energia SP FIP shall jointly exercise the rights and obligations stemming from this agreement and that, therefore, they must be considered for all purposes as a sole and united CPFL Energia shareholder.

São Paulo, August 15, 2011.

CPFL ENERGIA S.A.

Lorival Nogueira Luz Junior

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 16, 2011

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.